

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 4, 2010

Mr. Thomas P. McCaffrey
Senior Vice President and Chief Financial Officer
BE Aerospace, Inc.
1400 Corporate Center Way
Wellington, FL 33414

Re: **BE Aerospace, Inc.**
            Form 10-K for the year ended December 31, 2009
            Definite Proxy Statement filed April 30, 2010
            File No. 0-18348

Dear Mr. McCaffrey:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Anne McConnell, Senior Staff Accountant, at (202) 551-3709, Sherry Haywood, Attorney, at (202) 551-3345, Andy Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

                                    Sincerely,

                                    John Cash
                                    Branch Chief